FAP USA, L.P.

Financial Statements and Supplemental Schedules

(With Report of Independent Registered Public Accounting Firm)

November 30, 2017

Intentionally Blank

Table of Contents

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden hours per response..... 12.00

SEC FILE NUMBER
8-

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING _____12/01/16_____ AND ENDING _____11/30/17_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FAP USA, L.P.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

Grace Building 34th Floor, 1114 Avenue of the Americas
(No. and Street)

New York	New York	10036
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Caroline Weir   011 44 20 7016 6642
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – if individual, state, last, first, middle name)

15 Canada Square	London		E14 5GL
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)



SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Paul Derek Buckley, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2017, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Before me this 29th day of January 2018

Signature

Chief Executive Officer

Title

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London England
My commission expires with life

Notary Public

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*





OATH OR AFFIRMATION

I, Caroline Mary Weir, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FAP USA, L.P., as of November 30, 2017, are true and correct. I further swear (or affirm) that neither the Partnership nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Before me this 29th day of January 2018.

SEBASTIAN JACK ROBERT LABOVITCH
Notary Public of London England
My commission expires with life

Notary Public

DE PINNA
35 PICCADILLY
LONDON
W1J 0LJ
SCRIVENER NOTARIES

Caroline Weir
Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss), or Operations.
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.:

We have audited the accompanying statement of financial condition of FAP USA, L.P. (the "Partnership") as of November 30, 2017, and the related statements of operations, changes in partners' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FAP USA, L.P. as of November 30, 2017, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

The supplemental information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. The supplemental information is the responsibility of the Partnership's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information contained in Schedules I, II and III is fairly stated, in all material respects, in relation to the financial statements as a whole.



KPMG LLP

London, U.K.
January 29, 2017

4

FAP USA, L.P.

Statement of Financial Condition

As at November 30, 2017

Assets	Note	US$'000
Cash and cash equivalents	2b	3,639
Accounts receivable - Trade receivables	3	164
Accrued income	4	5,287
Prepaid fees and other assets		159
Security deposit		244
Property and equipment, net	8	38
Total Assets		**9,531**
Liabilities and Partners' Equity:		
Accounts payable – Trade payables		106
Accrued bonus and commission expense	2e	3,366
Accrued expenses – other		218
Deferred rent		67
Total liabilities		**3,757**
Partners' equity	7	5,774
Total Liabilities and Partners' Equity		**9,531**

See accompanying notes to these financial statements.

5

FAP USA, L.P.

Statement of Operations

For the year ended November 30, 2017

Revenue:	Note	US$'000
Revenue		4,939
Operating expenses:		
Commission and incentive awards	2(e)	192
Gross salaries		3,155
Occupancy and equipment		967
Other employee expenses and benefits		1,042
Recharge from First Avenue Partners LLP	6	263
Other operating expenses		1,433
Total operating expenses		7,052
Net loss from Operations	7	(2,113)

See accompanying notes to these financial statements.

6

FAP USA, L.P.

Statement of Changes in Partners' Equity

For the year ended November 30, 2017

	Note	US$'000
Partners' equity at December 1, 2016	7	7,716
Contributions of Capital	7	1,876
Partnership Distributions	7	(1,705)
Net loss from Operations	7	(2,113)
Partners' equity at November 30, 2017	7	5,774

See accompanying notes to these financial statements.

FAP USA, L.P.

Statement of Cash Flows

For the year ended November 30, 2017

	Note	US$'000
Cash flows from operating activities:		
Net loss from Operations		(2,113)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortisation	8	29
Changes in operating assets and liabilities:		
Decrease in accrued income		3,165
Decrease in accounts payable, accrued expenses and deferred rent		(3,069)
Increase in accounts receivable, security deposit, prepaid fees and other assets		(111)
Decrease in payable to affiliate		(200)
Total adjustments		(186)
Net cash used in operating activities		(2,299)
Cash flows used in investing activities:		
Purchase of fixed assets	8	(11)
Net cash used in investing activities		(11)
Cash flows from financing activities:		
Partnership Distribution		(1,705)
Contributions of Capital		1,876
Net cash from financing activities		171
Net decrease in cash		(2,139)
Cash and cash equivalents at December 1, 2016		5,778
Cash and cash equivalents at November 30, 2017		3,639

See accompanying notes to these financial statements.

8

FAP USA, L.P.

Notes to the Financial Statements

For the year ended November 30, 2017

1) Nature of Operations

FAP USA, L.P. (the "Partnership") is a Delaware Limited Partnership. The Partnership was incorporated in the State of Delaware on February 14, 2007 and commenced operations on October 2, 2007.

FAP GEN PAR, L.L.C, a Delaware Limited Liability Company is the General Partner of the Partnership. As at November, 30 2017 the Limited Partners of the Partnership were FAP USA, L.L.C, , a Delaware Limited Liability Company, and six individuals. First Avenue Partners LLP, a Limited Liability Partnership formed under the laws of England and Wales, ceased to be a direct Limited Partner on September, 30 2017 following an internal corporate restructure. The restructure is discussed in note 7 of these financial statements. First Avenue Partners LLP remains the ultimate parent entity of the Partnership.

The Partnership is registered under the Securities Exchange Act of 1934 and applicable state law, is regulated by the Financial Industry Regulatory Authority ("FINRA"), and is a member of the Securities Investor Protection Corporation ("SIPC").

The Partnership acts as a third party marketer of securities and investments and raises capital for hedge funds, private equity funds, infrastructure funds, credit funds, direct investments and real estate sectors. The Partnership is exempt from the Security and Exchange Commission ("SEC") Rule 15c3-3 based upon paragraph (k)(2)(i) of the Customer Protection Rule, as it does not maintain Customers' accounts.

2) Summary of Significant Accounting Policies

(a) Basis of Preparation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Functional Currency

Items included in the Partnership's financial statements are measured in USD which is the functional currency of the Partnership.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities, including accrued commission and incentive awards, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

2) Summary of Significant Accounting Policies (continued)

(a) Basis of Preparation (continued)

Revenue Recognition

Revenue from capital placement contracts is recognized at the time that placement fees become due under the relevant mandate contract, which is typically when investors subscribe for interests in the clients' investment funds, or for interests in the operating vehicle in the case of direct private equity investments. Payment terms for the fees are also provided for in the relevant capital placement contract, and may provide for payment on or close to subscription, or deferred over a period of time, which may be up to 3 years. An up-front Retainer fee is often earned on capital placement mandates and is recognized in line with the relevant contract. Typically an initial retainer fee may be earned at the time the contract is executed, followed by regular installment payments for an agreed period of time. Retainer fees are offset against the placement fee if such placement fee becomes due. Advisory fees are recognized in line with the relevant advisory agreement, normally on completion of the advisory assignment. Revenue in the year relates to capital placement contracts.

On May 28, 2014, the FASB issued Accounting Standards Update No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires a company to recognize revenue when the company transfers control of promised goods and services to the customer in an amount that reflects the consideration a company expects to receive in exchange for those goods or services. The FASB also has issued several amendments to the standard, which are intended to promote a more consistent interpretation and application of the principles outlined in the standard. The new standard is effective for the Partnership for annual periods in fiscal years beginning after December 15, 2018. The Partnership has not yet assessed the impact on its financial statements and will implement the provisions of ASU 2014-09 as of January 1, 2019.

Going Concern

Under US GAAP, FAP GEN PAR, L.L.C., as General Partner, is required to evaluate whether there are conditions and events, considered in the aggregate, that raise substantial doubt about an entity's ability to continue as a going concern within one year after the date that the financial statements are issued. The Partnership has made a net loss from operations of $2,113,495 in the year to November 30, 2017 (2016: a profit of $1,732,034). Management is of the view that the Partnership has sufficient cash and sufficient future cash flows to meet its liabilities as they fall due for at least the next 12 months beyond the date of these financial statements. As detailed in note 6 of these financial statements, the activities and operations of the Partnership are closely linked to First Avenue Partners LLP. Consequently the Partnership is reliant upon the continued support of First Avenue Partners LLP.

2) Summary of Significant Accounting Policies (continued)

(a) Going Concern (continued)

First Avenue Partners LLP has provided a letter of support to the Partnership indicating its ongoing financial and other support from the date of these financial statements through to and including January 29, 2019 or until the date of the financial statements of the Partnership, for the year ended November 30, 2018, are available for distribution.

On the basis of the assessment of the Partnership's financial position, the General Partner has a reasonable expectation that the Partnership will continue as a going concern for the foreseeable future. Consequently, these financial statements are prepared on a going concern basis.

(b) Cash and Cash Equivalents

Cash and cash equivalents may include money market funds, deposits with banks, commercial paper of companies with strong credit ratings in diversified industries and other highly liquid debt instruments with a maturity of three months or less at the date of purchase. At November 30, 2017, cash and cash equivalents represented cash held on deposit with instant access.

(c) Income Taxes

FAP USA, L.P. is treated as a Partnership for Federal and State income tax purposes. All Federal and State items of taxable income, deductions, gains, or losses from the Partnership are passed through to the respective partners and reported in the partners' income tax returns. Accordingly, the Partnership does not provide for Federal and State income taxes.

The Partnership may be subject to withholding taxes on its non-US parties' allocable share of income that is effectively connected with the Partnership's US business. The Partnership is subject to the New York City Unincorporated Business Tax (UBT). The liability associated with the UBT is principally the result of the operations of the Partnership.

UBT was calculated using currently enacted tax laws and rates, and recorded as an expense in the books of the Partnership, in accordance with the provisions of Statement of the Financial Accounting Standards Board Accounting Statements Codification ("FASB ASC") 740. Should they arise, the Partnership records penalties and interest on UBT within other expenses in the Statement of Operations.

Based on its analysis, the Partnership has determined that it has not incurred any liability for unrecognized tax benefits as of November 30, 2017.

2) Summary of Significant Accounting Policies (continued)

(d) Depreciation and Amortization

Depreciation is provided on all tangible fixed assets on a straight-line basis, writing off the cost of an asset less its estimated residual value, evenly over its expected useful economic life, as follows:

Computers & Equipment – 3 years

Furniture & Fittings – 5 years

Amortization of leasehold improvements is recorded on a straight-line basis over the lesser of the expected useful economic life or the term of the lease; where the lease is terminated early the remaining balance is written off to the Statement of Income.

(e) Commission and Incentives

The Partnership operates an Incentive Commission Policy, which may change from time to time, for the benefit of employees. Under this policy the Partnership accrues an amount which is a proportion of the revenues of the Partnership. Employees may be eligible to receive an allocation of this amount based on their contribution to the business. In accordance with the Incentive Commission Policy an element of the cash payment may be deferred over a period of more than one year. In addition the Partnership may also grant guaranteed bonus awards to employees. For the year ended November 30, 2017, an expense of $192,339 was recognized in the Statement of Operations in respect of incentive awards. As at November, 30 2017, $3,365,894 of deferred commission awards and guaranteed bonus awards were payable.

(f) Commitments and Contingencies

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount can be reasonably estimated.

Legal costs incurred in connection with loss contingencies are expensed as incurred.

3) Accounts Receivable – Trade Receivable

The Partnership did not consider it necessary to make any provision for bad and doubtful debts during the year.

FAP USA, L.P.

Notes to the Financial Statements

For the year ended November 30, 2017

4) Accrued Income

In accordance with the relevant client agreements, accrued income is paid in a varying number of instalments that may be receivable over a period of more than one year.

In determining an allowance for credit losses, management have considered the clients' history of payment, the performance of the clients' investment funds and existing economic conditions. Management determined that it was not necessary to make an allowance for credit losses during the year.

This class of financing receivable presents low credit risk. The risk of non-payment is deemed low as income is typically accrued when investors subscribe for interests in the clients' investment funds or operating vehicles. Typically the Partnership seeks to contract with regulated investment advisors.

5) Net Capital and Reserve Requirement

The Partnership is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Net capital and aggregate indebtedness change from day to day, but as of November 30, 2017 the Partnership had net capital of $1,002,240, and a ratio of aggregate indebtedness of net capital of 3:1, which represented an excess of $780,883 over the minimum net capital requirement of $221,358, see Schedule I. The Partnership did not breach the minimum requirements during the year.

6) Related Party Transactions

First Avenue Partners LLP has adopted a transfer pricing policy which details the basis by which global revenue is to be shared among First Avenue Partners LLP and other members of the group (including the Partnership) where revenues are earned collaboratively. Revenue is received by either the Partnership or First Avenue Partners LLP, resulting in a receivable between the two parties.

In accordance with an Expense Sharing Agreement, effective December 1, 2016, between the Partnership and First Avenue Partners LLP, the Partnership shall reimburse First Avenue Partners LLP on a monthly basis for a proportional share of certain administrative and overhead costs. In the year to November 30, 2017 the Partnership was charged £263,467 by First Avenue Partners LLP in accordance with the terms of the Expense Sharing Agreement.

Under the terms of a General Netting Agreement, effective December 1, 2016 amounts owed between the Partnership and First Avenue Partners LLP are offset and settled on a net basis.

FAP USA, L.P.

Notes to the Financial Statements

For the year ended November 30, 2017

6) Related Party Transactions

As at December 1, 2016 the Partnership owed First Avenue Partners LLP $199,960. As at November 30, 2017 the intercompany balances had been fully settled and the outstanding balance between the Partnership and First Avenue Partners LLP was nil.

Below is a summary of the movement in amounts due to/from First Avenue Partners LLP for the year ended November 30, 2017

	US$'000
Due (to)/from First Avenue Partners LLP as at November 30, 2016	(200)
Allocation of accounts receivable from First Avenue Partners LLP to the Partnership	5,115
Allocation of accounts receivable from the Partnership to First Avenue Partners LLP	(2,396)
Recharge of administrative services under Expense Sharing Agreement	(263)
Cash payments made to the Partnership by First Avenue Partners LLP	(2,500)
Payments made by the Partnership on behalf of First Avenue Partners LLP (note a)	347
Payments made by First Avenue Partners LLP on behalf of the Partnership (note b)	(879)
Settlement of liability to First Avenue Partners LLP (note c)	776
Due (to)/from affiliate as at November 30, 2017	-

a. This amount relates to liabilities settled by the Partnership on behalf of First Avenue Partners LLP. These amounts are then recharged to First Avenue Partners LLP via the intercompany account.

b. This amount relates to trade payable invoices settled by First Avenue Partners LLP on behalf of the Partnership. These expenses are then recharged to the Partnership via the intercompany account.

c. The amounts settled by the Partnership to First Avenue Partners LLP were immediately contributed by First Avenue Partners LLP as capital into the Partnership.

6) Related Party Transactions (continued)

	US$'000
Related party transactions relating to revenue in the Statement of Operations	
Global revenue originated by the Partnership	*1,032*
Share of global revenue allocated from the Partnership to First Avenue Partners LLP	*(720)*
Subtotal	*312*
Share of revenue allocated from First Avenue Partners LLP to the Partnership	*4,627*
The Partnership's net share of global revenue	*4,939*

7) Partners' Equity

On October 2, 2007, FAP GEN PAR, LLC, as General Partner, contributed $10,000 cash as an initial capital contribution. On October 4, 2007, First Avenue Partners LLP, as Limited Partner, made an initial capital contribution of $1,105,236, of which $990,000 was paid in cash and the remaining $115,236 represented payments made on behalf of the Partnership for organizational costs, furniture and fixtures and equipment. Further capital contributions and distributions are detailed below.

Year	Contributions US$'000		Distributions US$'000		Earnings US$'000		Total US$'000	
	LP	GP	LP	GP	LP	GP	LP	GP
December 1, 2016	6,590	10	(4,271)	-	5,333	54	7,652	64
Movement in year	1,876	-	(1,705)	-	(2,113)	-	(1,942)	-
November 30, 2017	8,466	10	(5,976)	-	3,220	54	5,710	64

7) Partners' Equity (continued)

On September 30, 2017 First Avenue Partners LLP ceased to be a Limited Partner as part of an internal corporate restructure. On September 30, 2017 First Avenue Partners LLP contributed its holding in the Partnership to FAP GEN PAR, L.L.C., who in turn contributed the holding to FAP USA, L.L.C, a newly incorporated Delaware Limited Liability Company. FAP USA, L.L.C. became a Limited Partner of the Partnership on September 30, 2017.

8) Property and Equipment, net

Property and Equipment consisted of the following:

	Computer Equipment	Furniture & Fixtures	Leasehold Improvements	Total
	US$'000	US$'000	US$'000	US$'000
Cost				
At December 1, 2016	142	65	8	215
Additions	9	2	-	11
Total Cost	151	67	8	226
Accumulated depreciation and amortization				
At December 1, 2016	115	43	1	159
Charge for the year	18	9	2	29
Total Accumulated depreciation and amortization	133	52	3	188
Net Book Value at November 30, 2017	**18**	**15**	**5**	**38**

9) Commitments and Contingencies

The Partnership is committed to making exiting partner payments totaling $486,225 by November 30, 2018. The payments are conditional upon the Partnership having sufficient cashflow and regulatory capital surplus to make such payments.

Included in accrued expenses is the Partnership's best estimate of the ultimate costs of negotiating and settling a claim from a former employee. At this time the outcome of the claim and the actual liability, if any, is unknown.

10) Leases

Future minimum lease commitments under non-cancellable leases at November 30, 2017, are as follows:.

Year	US$'000
2018	772
2019	774
2020	425
2021	76
2022	25
Total Minimum payments required	2,072

11) Subsequent Events

First Avenue Partners LLP, and other affiliate entities of the Partnership, have changed their financial year end from November, 30 to March, 31. In order to align its year end with that of its affiliate entities, the Partnership intends to seek permission from FINRA to change its financial year end to 31 March, and to prepare an extended period of financial statements for the period December 1, 2017 to March 31, 2019.

The Partnership has evaluated subsequent events through to January 29, 2018, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.

Supplemental Schedules

November 30, 2017

FAP USA, L.P.

Supplemental Schedules

For the year ended November 30, 2017

Schedule I

FAP USA, L.P. Computation of Net Capital Under Rule 15c3-1 of the Securities and
Exchange Commission as at November 30, 2017

	US$'000
Total partners' equity	5,774
Less:	
Property and equipment, net	(38)
Other assets	(4,734)
Total Non-allowable assets and deductions	(4,772)
Net capital under SEC Rule 15c3-1	1,002
Less minimum net capital requirement – the greater of 6-2/3% of aggregate indebtedness of $3,243,283 or $5,000	(216)
Less: 1% of commission payable of $513,877 related to revenue not yet received per SEA Rule 15c3-1(c)(2)(iv)(C)/09	(5)
Net capital in excess of minimum requirement	781
Aggregate indebtedness	3,243

Ratio of Aggregate indebtedness to net capital is 3 : 1

The computation of net capital in conjunction with Form X-17A-5, as amended as of
November 30, 2017, as filed on January 24, 2018, does not differ from the computation
under Rule 15c3-1, as calculated above.

See accompanying report of Independent Registered Public Accounting Firm.

FAP USA, L.P.

Supplemental Schedules

For the year ended November 30, 2017

Schedule II

Computation for Determination of Customer Account Reserve of Brokers and Dealers Under Rule 15c3-3

None, as the Partnership is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of Independent Registered Public Accounting Firm.

FAP USA, L.P.

Supplemental Schedules

For the year ended November 30, 2017

Schedule III

Information relating to Possession or Control Requirements under Rule 15c3-3

None, as the Partnership is exempt from rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

See accompanying report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

The Partners
FAP USA, L.P.:

We have reviewed management's statements, included in the accompanying FAP USA, L.P. Exemption Report (the Exemption Report), in which (1) FAP USA, L.P. (the Partnership) identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the exemption provisions); and (2) the Partnership stated that it met the identified exemption provisions throughout the year ended November 30, 2017 without exception. The Partnership's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP   KPMG LLP

London, UK
January 29, 2018

FIRSTavenue.

FAP USA, L.P.
Grace Building
1114 Avenue of Americas
New York, NY 10036

T +1 646 582 5777
E info@firstavenue.com
firstavenue.com

January 29, 2018

Rule 15c3-3: Exemption Report

FAP USA, L.P., ("the Partnership") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Partnership states the following:

1) The Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k): (exemption provision pursuant to paragraph k(2)(i)) (the "exemption provision").

2) The Partnership met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year ended November 30, 2017 without exception.

I, Paul Derek Buckley, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Paul D. Buckley

FAP USA, L.P.

Chief Executive Officer

FAP USA, L.P. is a Member of FINRA and SIPC in the United States